NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO
      OR FROM AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE IT
                           WOULD BE UNLAWFUL TO DO SO

                                                                    7 April 2003

                             RECOMMENDED CASH OFFER
                                       by
                       HERTAL ACQUISITIONS PLC ("Hertal")
                                       for
                        RIVERDEEP GROUP PLC ("Riverdeep")

                       OFFER DECLARED WHOLLY UNCONDITIONAL
                                  OFFER CLOSED

Hertal announces that by 11.00 p.m. (Irish time), 5.00 p.m. (New York City time) on 4 April 2003 (the "Closing Time") all conditions of the Offer, as set out in the Offer Document dated 3 February 2003, had been satisfied or waived and the Offer was declared unconditional in all respects and closed at that time.

Since the Closing Time, the Offer has no longer been open for acceptance.

Valid acceptances of the Offer have been received by the Closing Time, in respect of a total of 177,629,325 Riverdeep Shares, representing:

o approximately 94.34 per cent. of the Riverdeep Shares Affected for the purposes of the Acceptance Condition; and

o approximately 95.72 per cent. of the existing ordinary issued share capital of Riverdeep, when taken in aggregate with the shares owned or controlled by Hertal.

Valid elections in respect of 21,500,000 Riverdeep Shares have been received under the Partial Share Alternative, representing 100.00 per cent. of the 21,500,000 Hertal Shares reserved for issue to Riverdeep Securityholders.

Settlement of the consideration due under the Offer will occur as follows:

     a. with respect to Riverdeep Securityholders who validly accepted the Offer by the Closing Time and who did not elect to receive Hertal Shares pursuant to the Partial Share Alternative, the cash consideration due to them will be despatched not later than 18 April 2003;

     b. with respect to Riverdeep Securityholders who validly accepted the Offer by the Closing Time and who elected (in whole or in part) to receive Hertal Shares pursuant to the Partial Share Alternative, the consideration due to them will be despatched as follows:

          (i) the minimum amount of cash due to them will be despatched not later than 18 April 2003;

          (ii) the definitive certificates for any Hertal Shares to which accepting Riverdeep Securityholders (who have elected in whole or in part for the Partial Share Alternative) are entitled will be despatched not later than 2 May 2003. To the extent that excess elections are scaled down, those Riverdeep Securityholders who have validly elected to receive Hertal Shares will instead receive additional cash consideration with their certificates.

Riverdeep Securityholders who validly accepted the Offer by the Closing Time and who elected to receive their cash consideration in Euro or Riverdeep Securityholders who will by default receive their cash consideration in Euro will be paid approximately (euro)1.40 in cash per Riverdeep Share, as calculated by reference to the prevailing US$/(euro) exchange rate on 4 April 2003.

Hertal intends to exercise its rights under the provisions of Section 204 of the Companies Act, 1963 to acquire compulsorily all outstanding Riverdeep Shares not acquired or agreed to be acquired pursuant to the Offer, including any shares held by or on behalf of the ADS Depositary. The consideration payable in respect of any such Riverdeep Shares compulsorily acquired will be paid to Riverdeep in accordance with Section 204 (5) of the Companies Act, 1963 and will thereafter be available to the holders of Riverdeep Shares so compulsorily acquired upon production of such documentation as to their Riverdeep Shares, which, if furnished with an Acceptance Document, would have enabled such Acceptance Document to have been treated as complete in all respects.

Hertal intends as soon as it is appropriate and possible to do so, to procure the cancellation of the listing of Riverdeep Shares on the Irish Stock Exchange. The relevant notice period (being 20 Business Days) for such cancellation as required under the Rule 1.23(a) of the Listing Rules of the Irish Stock Exchange commenced on the Closing Date. The anticipated date of cancellation of the listing and trading of Riverdeep Shares is 7 May 2003.

Commenting on today's announcement, the Executive Chairman and Chief Executive Officer of Riverdeep, Mr. Barry O'Callaghan said:

"I am delighted that the Offer is now wholly unconditional. Hertal can now concentrate its efforts, in full cooperation with the management and staff of Riverdeep, on further developing the company's product range and market penetration. I am also very pleased that so many Riverdeep shareholders have elected to stay with us by accepting the Partial Share Alternative and I am confident that our combined efforts will result in further value enhancement."

Enquiries
Hertal Acquisitions plc                           Telephone: +353 1 241 6555
Barry O'Callaghan
Goodbody Corporate Finance                        Telephone: +353 1 667 0420
Brian O'Kelly
Finbarr Griffin
JPMorgan                                          Telephone: +44 207 742 4000
Henry Lloyd
Eamon Brabazon
WHPR                                              Telephone: +353 1 669 0030
Mary Finan

At the close of business on 8 November 2002, the last Business Day prior to the commencement of the Offer Period, Hertal's concert parties owned or controlled the following Riverdeep Shares and options over Riverdeep Shares:

Riverdeep Shares held by Concert Parties
Name                                                  Number of Riverdeep Shares
Patrick McDonagh                                                     45,814,407
Lifetime Learning Limited                                             4,300,000
Barry O'Callaghan                                                    10,825,966
Goodbody Corporate Finance                                                    -
J.P. Morgan Securities Ltd.                                                 175
Total                                                                60,940,548*
*(representing approximately 24.45 per cent. of the existing ordinary issued share capital of Riverdeep)

Options over Riverdeep Shares held by Concert Parties
Name                                     Number of options over Riverdeep Shares
Barry O'Callaghan                                                     7,200,000
Anthony Mulderry                                                        900,000
Total                                                                 8,100,000*
*(representing approximately 3.15 per cent. of the enlarged ordinary issued share capital of Riverdeep if all such options were exercised)

On 20 January 2003 Hertal received irrevocable undertakings to accept the Offer from (1) Thomas W. Keaveney in respect of the 133,330 Riverdeep Shares held by him, representing approximately 0.05 per cent. of the existing ordinary issued share capital of Riverdeep and (2) from Gail E. Pierson in respect of any Riverdeep Shares acquired by her on exercise of any of the 2,350,000 Riverdeep Share Options held by her, which Riverdeep Shares would represent approximately
0.93 per cent. of the enlarged ordinary issued share capital of Riverdeep if all such options were exercised. As at the Closing Time, valid acceptances had been received in respect of 1,133,330 Riverdeep Shares, pursuant to the said irrevocable undertakings (representing approximately 0.45 per cent. of the existing ordinary issued share capital of Riverdeep) and are included in the total number of valid acceptances set out above.

On 3 February 2003, Hertal acquired 60,940,373 Riverdeep Shares in aggregate from Patrick McDonagh, Lifetime Learning Limited and Barry O'Callaghan being all of the Riverdeep Shares owned or controlled by Patrick McDonagh, Lifetime Learning Limited and Barry O'Callaghan (referred to above) and which represent in aggregate approximately 24.45 per cent. of the existing issued ordinary share capital of Riverdeep.

Hertal also announces that by the Closing Time, 2,734 valid acceptance forms had been received.

Definitions used in the Offer Document dated 3 February 2003 have the same meaning when used in this announcement, unless the context requires otherwise.

Goodbody Corporate Finance, which is regulated by the Central Bank of Ireland, is acting exclusively for Hertal and no one else in connection with the Offer and will not be responsible to anyone other than Hertal for providing the protections afforded to clients of Goodbody Corporate Finance nor for providing advice in relation to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

JPMorgan, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Hertal as financial adviser (within the meaning of the rules of the Financial Services Authority) and for no one else in connection with the Offer or any other matter described herein and will not be responsible to anyone other than Hertal for providing the protections afforded to clients of JPMorgan or for providing advice in relation to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

The directors of Hertal, acting in their capacity as such, the directors of Alchemy Partners (Guernsey) Limited, acting in their capacity as such, Barry O'Callaghan and Patrick McDonagh accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Hertal, the directors of Alchemy Partners (Guernsey) Limited, Barry O'Callaghan and Patrick McDonagh (all of who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Offer is not being made, directly or indirectly, in or into, Australia, Canada, Japan, or any other jurisdiction where it would be unlawful to do so. Accordingly, copies of the Offer Document and/or the acceptance documents relating thereto are not being, and may not be, mailed, forwarded or transmitted or otherwise distributed in or into Australia, Canada, Japan or any other jurisdiction where it would be unlawful to do so. Persons wishing to accept the Offer should not use the mails of, or any means or instrumentality of inter-state or foreign commerce of, or facilities of a national securities exchange of, Australia, Canada, Japan or any other jurisdiction where it would be unlawful to do so for any purpose directly or indirectly related to acceptance of the Offer and so doing may invalidate any purported acceptance. Further terms and conditions with regard to the jurisdictions into which the Offer may be made or from where it may be accepted, and the persons by whom it may be accepted, are set out in the Offer Document.